Exhibit 99.4	Form of Letter to Brokers and Other Nominee Holders

To Brokers, Dealers, Custodian Banks, Trust Companies and Other Nominees:

This letter is being distributed to brokers, dealers, custodian banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Tengasco, Inc. (the “Company”), as described in the Company’s prospectus dated ________, 2016 (the “Prospectus”).  On ________, 2016, the Company distributed to record holders of common stock as of ____________, at no charge, nontransferable subscription rights (the “subscription rights”) to purchase up to an aggregate of ________ shares of the Company’s common stock, $0.001 par value per share (the “common stock”).  Each subscription right includes a basic subscription right to purchase two shares of common stock and an oversubscription privilege.  The subscription rights will expire at 5:00 p.m., New York City Time, on ________, 2016, unless the subscription period is further extended by the board of directors of the Company to a date no later than ________, 2016.  Holders who exercise their basic subscription rights or oversubscription privilege to purchase shares in this Rights Offering will pay a price of $0.66 per share.

A holder may exercise its oversubscription privilege for a number of shares less than, equal to or greater than its basic subscription rights.  Each holder should indicate on its rights certificate, or the form provided by its nominee, how many additional shares it would like to purchase pursuant to its oversubscription privilege, if any.  In honoring oversubscriptions, the Company will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have oversubscribed.  The Company will seek to honor each oversubscription in full, subject to any restrictions and conditions set forth herein.  The exercise of a holder’s oversubscription privilege may be limited, however, if there are insufficient shares available, so such holder may be allocated fewer shares than it subscribed for using its oversubscription privilege.  If the allocation results in a holder being allocated a greater number of shares than such holder subscribed for, then the Company will allocate to such holder only that number of shares for which it oversubscribed.

In order to protect the Company from the reduction of availability of its net operating losses (“NOLs”), the Company reserves the right, in the sole discretion of its board of directors, to limit the number of shares that may be purchased in this Rights Offering by any subscriber who owned less than 5% of the Company’s common stock prior to this Rights Offering, if such purchase would result in such subscriber owning 5% or more of the Company’s common stock following the completion of this Rights Offering.  For purposes of calculating the exercise limits in this Rights Offering, common stock owned by a subscriber includes common stock deemed to be owned by such subscriber under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), including common stock owned by:

●	any living spouse, child, grandchild, or parent;
●	if the subscriber is an entity, any person that owns the subscriber;
●	any entity in which the subscriber holds an interest (in proportion to such interest); and
●
any person (other than the Company), if the subscriber holds an option to purchase the Company’s common stock or an interest in an entity that owns or is deemed to own the Company’s common stock, if such option was obtained from such person and would be treated as exercised under Section 382 of the Code.

Notwithstanding the foregoing, in the event any subscriber who owned less than 5.0% of the Company’s common stock prior to this Rights Offering purchased shares in the Rights Offering that resulted in such subscriber owning 5.0% or more of the Company’s common stock following the completion of this Rights Offering, such shares will be not be issued unless the Company’s board of directors, in its sole discretion, consents to such issuance (such consent not to be implied by any inaction by the Company’s board of directors).  These limitations as to 5.0% ownership may be waived by the board of directors as to all affected persons in the event the board determines in its discretion that such limitations have little or no practical effect to prevent loss of any of the Company’s NOLs or that the Company’s need to maximize revenues from the Rights Offering is greater than the need to attempt to prevent loss of NOLs by enforcement of the limitations.

By exercising subscription rights in this Rights Offering, each subscriber will represent, acknowledge and agree that:

●
the Company may limit the number of shares any subscriber may purchase (pursuant to the basic subscription right or oversubscription privilege) pursuant to the limitations set forth herein and in the Prospectus;

●	the Company may limit or refuse subscriptions from some subscribers and not others;
●	the Company may void and cancel the issuance of certain shares pursuant to the limitations set forth herein; and
●
any purported exercise of rights in violation of the terms of this Rights Offering, including but not limited to the terms set forth in the subscription documents, will be void and of no force and effect.

The subscription rights are evidenced by subscription rights certificates (“Subscription Rights Certificates”) registered in the record holder’s name or in your name as nominee.  The number of subscription rights to which the record holder is entitled is printed on the face of the Subscription Rights Certificate.  The Company is asking persons who hold shares of the Company’s common stock beneficially and who have received the subscription rights with respect to those shares through a broker, dealer, custodian bank, trust company or other nominee, as well as those persons who hold Subscription Rights Certificates of the Company’s common stock directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

Please take prompt action to notify any beneficial owners of the Company’s common stock as to the Rights Offering and the procedures and deadlines that must be followed to exercise subscription rights.

All commissions, fees, and other expenses incurred in connection with the exercise of the subscription rights will be for the account of the holder of the subscription rights, and none of such commissions, fees, or expenses will be paid by the Company.  Enclosed are copies of the following documents:

1.	Prospectus;

2.	A form of letter that may be sent to your clients for whose accounts you hold the Company’s common stock registered in your name or the name of your nominee;

3.	Form Instructions for Use of Subscription Rights Certificates;

4.	Form of Beneficial Owner Election Form which may be sent to beneficial owners of the Company’s common stock; and

5.	Form of Nominee Holder Certification for custodial and/or broker use.

A holder cannot revoke the exercise of its subscription rights.  Subscription rights not exercised prior to 5:00 p.m., New York City time, on ________, 2016, unless such date is further extended by us to a date no later than ________, 2016, will expire and have no value.  The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY OR THE SUBSCRIPTION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

Very truly yours,

Tengasco, Inc.